UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Earthstone Energy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001

(Title of Class of Securities)

27032D304

(CUSIP Number)

Robert B. Knauss

Managing Director and General Counsel

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032D304	13D	Page 1 of 36 pages

1	Names of Reporting Persons Warburg Pincus Private Equity (E&P) XI – A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,123,393
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,123,393

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,393
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.9%
14	Type of Reporting Person PN

CUSIP No. 27032D304	13D	Page 2 of 36 pages

1	Names of Reporting Persons Warburg Pincus XI (E&P) Partners – A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 163,270
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 163,270

11	Aggregate Amount Beneficially Owned by Each Reporting Person 163,270
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person PN

CUSIP No. 27032D304	13D	Page 3 of 36 pages

1	Names of Reporting Persons WP IRH Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,068,675
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,068,675

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,675
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.8%
14	Type of Reporting Person PN

CUSIP No. 27032D304	13D	Page 4 of 36 pages

1	Names of Reporting Persons Warburg Pincus XI (E&P) Partners-B IRH, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 57,365
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 57,365

11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,365
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 27032D304	13D	Page 5 of 36 pages

1	Names of Reporting Persons Warburg Pincus XI (E&P) Partners – B, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 57,365
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 57,365

11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,365
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. 27032D304	13D	Page 6 of 36 pages

1	Names of Reporting Persons Warburg Pincus (E&P) XI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,412,703
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,412,703

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,412,703
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.3%
14	Type of Reporting Person PN

CUSIP No. 27032D304	13D	Page 7 of 36 pages

1	Names of Reporting Persons Warburg Pincus (E&P) XI LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,412,703
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,412,703

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,412,703
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 27032D304	13D	Page 8 of 36 pages

1	Names of Reporting Persons Warburg Pincus Partners (E&P) XI LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,412,703
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,412,703

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,412,703
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 27032D304	13D	Page 9 of 36 pages

1	Names of Reporting Persons WP Energy IRH Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,179,794
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,179,794

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,179,794
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.4%
14	Type of Reporting Person PN

CUSIP No. 27032D304	13D	Page 10 of 36 pages

1	Names of Reporting Persons WP Energy Partners IRH Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 260,350
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 260,350

11	Aggregate Amount Beneficially Owned by Each Reporting Person 260,350
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.6%
14	Type of Reporting Person PN

CUSIP No. 27032D304	13D	Page 11 of 36 pages

1	Names of Reporting Persons Warburg Pincus Energy (E&P) Partners-B IRH, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 101,492
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 101,492

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,492
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 27032D304	13D	Page 12 of 36 pages

1	Names of Reporting Persons Warburg Pincus Energy (E&P) Partners-B, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 101,492
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 101,492

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,492
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person PN

CUSIP No. 27032D304	13D	Page 13 of 36 pages

1	Names of Reporting Persons Warburg Pincus Energy (E&P) Partners-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 300,946
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 300,946

11	Aggregate Amount Beneficially Owned by Each Reporting Person 300,946
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person PN

CUSIP No. 27032D304	13D	Page 14 of 36 pages

1	Names of Reporting Persons Warburg Pincus Energy (E&P)-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,982,825
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,982,825

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,982,825
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.6%
14	Type of Reporting Person PN

CUSIP No. 27032D304	13D	Page 15 of 36 pages

1	Names of Reporting Persons Warburg Pincus (E&P) Energy GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,825,407
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,825,407

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,825,407
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.6%
14	Type of Reporting Person PN

CUSIP No. 27032D304	13D	Page 16 of 36 pages

1	Names of Reporting Persons Warburg Pincus (E&P) Energy LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,825,407
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,825,407

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,825,407
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 27032D304	13D	Page 17 of 36 pages

1	Names of Reporting Persons Warburg Pincus Partners II (US), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 13,238,110
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,238,110

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,238,110
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.8%
14	Type of Reporting Person PN

CUSIP No. 27032D304	13D	Page 18 of 36 pages

1	Names of Reporting Persons Warburg Pincus & Company US, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 13,238,110
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,238,110

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,238,110
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 27032D304	13D	Page 19 of 36 pages

1	Names of Reporting Persons Warburg Pincus LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,570,434
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,570,434

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,570,434
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 27032D304	13D	Page 20 of 36 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 1400 Woodloch Forest Drive, Suite 300, The Woodlands, Texas 77380.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

Warburg Pincus Private Equity (E&P) XI – A, L.P. (“WP E&P XI A”)

Warburg Pincus XI (E&P) Partners – A, L.P. (“WP XI E&P Partners A”)

WP IRH Holdings, L.P. (“WP IRH Holdings”)

Warburg Pincus XI (E&P) Partners-B IRH, LLC (“WP XI E&P Partners B IRH”)

Warburg Pincus XI (E&P) Partners – B, L.P. (“WP XI E&P Partners B”)

Warburg Pincus (E&P) XI, L.P. (“WP XI E&P GP”)

Warburg Pincus (E&P) XI LLC (“WP XI E&P GP LLC”)

Warburg Pincus Partners (E&P) XI LLC (“WPP E&P XI”)

WP Energy IRH Holdings, L.P. (“WPE IRH Holdings”)

WP Energy Partners IRH Holdings, L.P. (“WPE Partners IRH Holdings”)

Warburg Pincus Energy (E&P) Partners-B IRH, LLC (“WPE E&P Partners B IRH”)

Warburg Pincus Energy (E&P) Partners-B, L.P. (“WPE E&P Partners B”)

Warburg Pincus Energy (E&P) Partners-A, L.P. (“WPE E&P Partners A”)

Warburg Pincus Energy (E&P)-A, L.P. (“WPE E&P A”)

Warburg Pincus (E&P) Energy GP, L.P. (“WPE E&P GP”)

Warburg Pincus (E&P) Energy LLC (“WPE E&P GP LLC”)

Warburg Pincus Partners II (US), L.P. (“WPP II US”)

Warburg Pincus & Company US, LLC (“WP & Co. US LLC”)

Warburg Pincus LLC (“WP LLC”)

Each of the Reporting Persons, except for WP & Co. US LLC and WP LLC, is organized under the laws of the state of Delaware. WP & Co. US LLC and WP LLC are organized under the laws of the state of New York.

The general partners and members (collectively, the “Related Persons”) of Warburg Pincus & Co. and WP LLC, respectively, are set forth in Schedule I hereto, including each Related Person’s present principal occupation, which is incorporated herein by reference. Except as otherwise set forth in Schedule I, the principal business addresses of the Related Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

CUSIP No. 27032D304	13D	Page 21 of 36 pages

By virtue of the agreements made pursuant to the Voting Agreement (as defined below), the Reporting Persons and EnCap Investments L.P. may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by EnCap Investments L.P. and its affiliates are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and EnCap Investments L.P., see Item 4 below.

The principal business address of each of the Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. The Reporting Persons are principally engaged in the business of investing in securities, including securities of the Issuer.

During the last five years, none of the Reporting Persons nor any Related Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 7, 2021 (the “Closing Date”), pursuant to a purchase and sale agreement, dated as of December 17, 2020 (the “Purchase Agreement”), by and among the Issuer, Earthstone Energy Holdings, LLC, a subsidiary of the Issuer (“EEH”), Independence Resources Holding, LLC (“IRH”), and Independence Resources Manager, LLC (“IRM”), a subsidiary of IRH, IRH received (i) an aggregate amount of cash from EEH equal to approximately $135.2 million and (ii) 12,719,594 shares of newly issued Common Stock as consideration for the sale of all of the issued and outstanding limited liability company interests in certain wholly owned subsidiaries of IRH and IRM.

Also on the Closing Date, IRH purchased 638,744 shares of Common Stock from certain entities affiliated with EnCap Investments L.P. (collectively, the “EnCap entities”) at a price of $3.99 per share pursuant to a securities purchase agreement, dated as of December 17, 2020 (the “Securities Purchase Agreement”), by and among IRH and the EnCap entities.

Immediately following the completion of the transactions contemplated by the Purchase Agreement and the Securities Purchase Agreement, IRH distributed all shares of Common Stock held by it in a pro-rata distribution in-kind to its members, resulting in certain of the Reporting Persons acquiring 13,238,110 shares of Common Stock.

CUSIP No. 27032D304	13D	Page 22 of 36 pages

Item 4.	Purpose of Transaction.

Voting Agreement

In connection with the Purchase Agreement, the Issuer, the Reporting Persons and EnCap Investments L.P. entered into a voting agreement (the “Voting Agreement”) granting the Reporting Persons the right to appoint one director to the Issuer’s Board of Directors (the

“Board”) and obligating the Reporting Persons and EnCap Investments L.P. to vote all of their shares of Common Stock for the Board’s nominees for election as directors at any meeting of the Issuer’s shareholders. The Voting Agreement will terminate upon the earliest to occur of: (a) the first date on which the Reporting Persons collectively beneficially own less than 8% of the Issuer’s outstanding Common Stock, (b) the first date on which the Reporting Persons collectively beneficially own less than 10% of the Issuer’s outstanding Common Stock as a result of a sale by the Reporting Persons (other than affiliate transfers) and (c) the date on which the Reporting Persons deliver written notice to the other parties terminating the Voting Agreement.

Registration Rights Agreement

In connection with the Purchase Agreement, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with IRH and the Reporting Persons pursuant to which the Issuer granted shelf registration rights and piggyback registration rights to such stockholders, for the resale under the Securities Act of 1933, as amended, of the Common Stock held by them, subject to certain conditions set forth therein.

Lock-Up Agreement

In connection with the Purchase Agreement, the Reporting Persons entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer providing that the Reporting Persons will not transfer any of the shares received pursuant to the Purchase Agreement for a period of 120 days after the Closing Date, subject to certain exceptions.

The foregoing descriptions of the Voting Agreement, the Registration Rights Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Purchase Agreement and the Securities Purchase Agreement and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Lock-Up Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the terms of the Voting Agreement, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

CUSIP No. 27032D304	13D	Page 23 of 36 pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 42,930,343 shares of Common Stock outstanding as of January 7, 2021, consisting of (i) 30,210,749 shares of Common Stock outstanding as of October 29, 2020, based on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020, and (ii) 12,719,594 shares of Common Stock newly issued in connection with the Purchase Agreement:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Warburg Pincus Private Equity (E&P) XI – A, L.P.	2,123,393	4.9%	0	2,123,393	0	2,123,393
Warburg Pincus XI (E&P) Partners – A, L.P.	163,270	0.4%	0	163,270	0	163,270
WP IRH Holdings, L.P.	2,068,675	4.8%	0	2,068,675	0	2,068,675
Warburg Pincus XI (E&P) Partners-B IRH, LLC	57,365	0.1%	0	57,365	0	57,365
Warburg Pincus XI (E&P) Partners – B, L.P.	57,365	0.1%	0	57,365	0	57,365
Warburg Pincus (E&P) XI, L.P.	4,412,703	10.3%	0	4,412,703	0	4,412,703
Warburg Pincus (E&P) XI LLC	4,412,703	10.3%	0	4,412,703	0	4,412,703
Warburg Pincus Partners (E&P) XI LLC	4,412,703	10.3%	0	4,412,703	0	4,412,703
WP Energy IRH Holdings, L.P.	3,179,794	7.4%	0	3,179,794	0	3,179,794
WP Energy Partners IRH Holdings, L.P.	260,350	0.6%	0	260,350	0	260,350
Warburg Pincus Energy (E&P) Partners-B IRH, LLC	101,492	0.2%	0	101,492	0	101,492
Warburg Pincus Energy (E&P) Partners-B, L.P.	101,492	0.2%	0	101,492	0	101,492
Warburg Pincus Energy (E&P) Partners-A, L.P.	300,946	0.7%	0	300,946	0	300,946

CUSIP No. 27032D304	13D	Page 24 of 36 pages

Warburg Pincus Energy (E&P)-A, L.P.	4,982,825	11.6%	0	4,982,825	0	4,982,825
Warburg Pincus (E&P) Energy GP, L.P.	8,825,407	20.6%	0	8,825,407	0	8,825,407
Warburg Pincus (E&P) Energy LLC	8,825,407	20.6%	0	8,825,407	0	8,825,407
Warburg Pincus Partners II (US), L.P.	13,238,110	30.8%	0	13,238,110	0	13,238,110
Warburg Pincus & Company US, LLC	13,238,110	30.8%	0	13,238,110	0	13,238,110
Warburg Pincus LLC	7,570,434	17.6%	0	7,570,434	0	7,570,434

*	Less than 0.1%

WP E&P XI A is the record holder of 2,123,393 shares of Common Stock. WP XI E&P Partners A is the record holder of 163,270 shares of Common Stock. WP IRH Holdings is the record holder of 2,068,675 shares of Common Stock. WP XI E&P Partners B IRH is the record holder of 57,365 shares of Common Stock. WPE IRH Holdings is the record holder of 3,179,794 shares of Common Stock. WPE Partners IRH Holdings is the record holder of 260,350 shares of Common Stock. WPE E&P Partners B IRH is the record holder of 101,492 shares of Common Stock. WPE E&P Partners A is the record holder of 300,946 shares of Common Stock. WPE E&P A is the record holder of 4,982,825 shares of Common Stock.

WP XI E&P Partners B is the general partner of WP XI E&P Partners B IRH. WP XI E&P GP is the general partner of WP E&P XI A, WP XI E&P Partners A, WP IRH Holdings, and WP XI E&P Partners B. WP XI E&P GP LLC is the general partner of WP XI E&P GP. WPP E&P XI is the managing member of WP XI E&P GP LLC.

WPE E&P Partners B is the general partner of WPE E&P Partners B IRH. WPE E&P GP is the general partner of WPE IRH Holdings, WPE Partners IRH Holdings, WPE E&P Partners B, WPE E&P Partners A, and WPE E&P A. WPE E&P GP LLC is the general partner of WPE E&P GP.

WPP II US is the managing member of WPP E&P XI and WPE E&P GP LLC. WP & Co. US LLC is the general partner of WPP II US. WP LLC is a registered investment adviser, and the manager of WP E&P XI A, WP XI E&P Partners A, WPE E&P Partners A, and WPE E&P A.

As such, each of WP XI E&P GP, WP XI E&P GP LLC and WPP E&P XI may be deemed to share beneficial ownership of the shares held of record by each of WP E&P XI A, WP XI E&P Partners A, WP IRH Holdings, WP XI E&P Partners B IRH and WP XI E&P Partners B. WP XI E&P Partners B may be deemed to share beneficial ownership of the shares held of record by WP XI E&P Partners B IRH.

Each of WPE E&P GP, WPE E&P GP LLC, WPP II US and WP & Co. US LLC may be deemed to share beneficial ownership of the shares held of record by each of WPE IRH Holdings, WPE Partners IRH Holdings, WPE E&P Partners B IRH, WPE E&P Partners B, WPE E&P Partners A and WPE E&P A. WPE E&P Partners B may be deemed to share beneficial ownership of the shares held of record by WPE E&P Partners B IRH.

CUSIP No. 27032D304	13D	Page 25 of 36 pages

Each of WPP II US and WP & Co. US LLC may be deemed to share beneficial ownership of the shares held of record by the Reporting Persons. WP & Co. US LLC may be deemed to share beneficial ownership of the shares held of record by each of WP E&P XI A, WP XI E&P Partners A, WPE E&P Partners A, and WPE E&P A.

Each of such Reporting Persons disclaims any such beneficial ownership.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Voting Agreement, the Reporting Persons and EnCap Investments L.P. may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). In the aggregate, such group would beneficially own 51,806,442 shares of Common Stock, representing 67.4% of the outstanding Common Stock as of January 7, 2021 (calculated on the basis of an assumed combined total of 76,886,867 shares of Common Stock outstanding, consisting of (i) 30,210,749 shares of Common Stock outstanding as of October 29, 2020, (ii) 12,719,594 shares of Common Stock newly issued in connection with the Purchase Agreement, and (iii) 33,956,524 shares of the Issuer’s Class B common stock, $0.001 par value per share (“Class B Common Stock”) held by the EnCap entities, assuming that all of such shares of Class B Common Stock, along with an equivalent number of membership units of EEH, were exchanged for newly issued shares of Common Stock on a one-for- one basis).

The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock beneficially owned by EnCap Investments L.P. and its affiliates and such shares are not the subject of this Schedule 13D.

(c)     Except as set forth in Items 3 and 4 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)     None.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Voting Agreement, Registration Rights Agreement and Lock-Up Agreement and is incorporated herein by reference. A copy of each of these agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor any of the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 27032D304	13D	Page 26 of 36 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

2	Voting Agreement, dated January 7, 2021, by and among Earthstone Energy, Inc., EnCap Investments L.P., Warburg Pincus Private Equity (E&P) XI – A, L.P., Warburg Pincus XI (E&P) Partners – A, L.P., WP IRH Holdings, L.P., Warburg Pincus XI (E&P) Partners – B IRH, LLC, Warburg Pincus Energy (E&P)-A, LP, Warburg Pincus Energy (E&P) Partners-A, LP, Warburg Pincus Energy (E&P) Partners-B IRH, LLC, WP Energy Partners IRH Holdings, L.P., and WP Energy IRH Holdings, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 13, 2021).

3	Registration Rights Agreement, dated January 7, 2021, by and among Earthstone Energy, Inc., Independence Resources Holdings, LLC and the Persons identified on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 13, 2021).

4	Lock-Up Agreement, dated January 7, 2021, by and among Earthstone Energy, Inc., Warburg Pincus Private Equity (E&P) XI – A, L.P., Warburg Pincus XI (E&P) Partners – A, L.P., WP IRH Holdings, L.P., Warburg Pincus XI (E&P) Partners – B IRH, LLC, Warburg Pincus Energy (E&P)-A, LP, Warburg Pincus Energy (E&P) Partners-A, LP, Warburg Pincus Energy (E&P) Partners-B IRH, LLC, WP Energy Partners IRH Holdings, L.P., and WP Energy IRH Holdings, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 13, 2021).

CUSIP No. 27032D304	13D	Page 27 of 36 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2021

Warburg Pincus Private Equity (E&P) XI – A, L.P.
By: Warburg Pincus (E&P) XI, L.P., its general partner
By: Warburg Pincus (E&P) XI LLC, its general partner
By: Warburg Pincus Partners (E&P) XI LLC, its sole member
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus XI (E&P) Partners – A, L.P.
By: Warburg Pincus (E&P) XI, L.P., its general partner
By: Warburg Pincus (E&P) XI LLC, its general partner
By: Warburg Pincus Partners (E&P) XI LLC, its sole member
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

CUSIP No. 27032D304	13D	Page 28 of 36 pages

WP IRH Holdings, L.P.
By: Warburg Pincus (E&P) XI, L.P., its general partner
By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus XI (E&P) Partners-B IRH, LLC
By: Warburg Pincus XI (E&P) Partners – B, L.P., its managing member
By: Warburg Pincus (E&P) XI, L.P., its general partner
By: Warburg Pincus (E&P) XI LLC, its general partner
By: Warburg Pincus Partners (E&P) XI LLC, its sole member
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus XI (E&P) Partners – B, L.P.
By: Warburg Pincus (E&P) XI, L.P., its general partner
By: Warburg Pincus (E&P) XI LLC, its general partner
By: Warburg Pincus Partners (E&P) XI LLC, its sole member
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

CUSIP No. 27032D304	13D	Page 29 of 36 pages

Warburg Pincus (E&P) XI LLC
By: Warburg Pincus Partners (E&P) XI LLC, its sole member
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus Partners (E&P) XI LLC
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WP Energy IRH Holdings, L.P.
By: Warburg Pincus (E&P) Energy GP, L.P., its general partner
By: Warburg Pincus (E&P) Energy LLC, its general partner
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WP Energy Partners IRH Holdings, L.P.
By: Warburg Pincus (E&P) Energy GP, L.P., its general partner
By: Warburg Pincus (E&P) Energy LLC, its general partner
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

CUSIP No. 27032D304	13D	Page 30 of 36 pages

Warburg Pincus Energy (E&P) Partners-B IRH, LLC
By: Warburg Pincus Energy (E&P) Partners-B, L.P., its managing member
By: Warburg Pincus (E&P) Energy GP, L.P., its general partner
By: Warburg Pincus (E&P) Energy LLC, its general partner
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus Energy (E&P) Partners-B, L.P.
By: Warburg Pincus (E&P) Energy GP, L.P., its general partner
By: Warburg Pincus (E&P) Energy LLC, its general partner
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus Energy (E&P) Partners-A, L.P.
By: Warburg Pincus (E&P) Energy GP, L.P., its general partner
By: Warburg Pincus (E&P) Energy LLC, its general partner
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

CUSIP No. 27032D304	13D	Page 31 of 36 pages

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus Energy (E&P)-A, L.P.
By: Warburg Pincus (E&P) Energy GP, L.P., its general partner
By: Warburg Pincus (E&P) Energy LLC, its general partner
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus (E&P) Energy GP, L.P.
By: Warburg Pincus (E&P) Energy LLC, its general partner
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus (E&P) Energy LLC
By: Warburg Pincus Partners II (US), L.P., its managing member
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus Partners II (US), L.P.
By: Warburg Pincus & Company US, LLC, its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

CUSIP No. 27032D304	13D	Page 32 of 36 pages

Warburg Pincus & Company US, LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

Warburg Pincus LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Managing Director

CUSIP No. 27032D304	13D	Page 33 of 36 pages

Schedule I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”). Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Gregory C. Baecher	Partner of WP; Member and Managing Director of WP LLC
Roy Ben-Dor	Partner of WP; Member and Managing Director of WP LLC
Damon Beyer	Partner of WP; Member and Managing Director of WP LLC
Anthony Robert Buonanno	Partner of WP; Member and Managing Director of WP LLC
Thomas Carella	Partner of WP; Member and Managing Director of WP LLC
Brian Chang	Partner of WP; Member and Managing Director of WP LLC
Ruoxi Chen	Partner of WP; Member and Managing Director of WP LLC
Mark M. Colodny	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Peter Deming	Partner of WP; Member and Managing Director of WP LLC
Adrienne Filipov	Partner of WP; Member and Managing Director of WP LLC
Eric Friedman	Partner of WP; Member and Managing Director of WP LLC
Timothy F. Geithner	Partner of WP; Member, Managing Director and President of WP LLC
Stephanie Geveda	Partner of WP; Member and Managing Director of WP LLC
Steven G. Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Goldfaden	Partner of WP; Member and Managing Director of WP LLC
David Habachy	Partner of WP; Member and Managing Director of WP LLC
William Blake Holden	Partner of WP; Member and Managing Director of WP LLC
Edward Y. Huang	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Chief Executive Officer of WP LLC
Deborah Kerr	Partner of WP; Member and Managing Director of WP LLC
Robert B. Knauss	Partner of WP; Member and Managing Director of WP LLC
Amr Kronfol	Partner of WP; Member and Managing Director of WP LLC
Rajveer Kushwaha	Partner of WP; Member and Managing Director of WP LLC
Harsha Marti	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
Vishnu Menon	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
James O’Gara	Partner of WP; Member and Managing Director of WP LLC
Andrew Park	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Perlman	Partner of WP; Member and Managing Director of WP LLC
Chandler Reedy	Partner of WP; Member and Managing Director of WP LLC
John Rowan	Partner of WP; Member and Managing Director of WP LLC
Justin L. Sadrian	Partner of WP; Member and Managing Director of WP LLC
Adarsh Sarma	Partner of WP; Member and Managing Director of WP LLC
John W. Shearburn	Partner of WP; Member and Managing Director of WP LLC
Ashutosh Somani	Partner of WP; Member and Managing Director of WP LLC
David Sreter	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Stein	Partner of WP; Member and Managing Director of WP LLC
Alexander Stratoudakis	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC

CUSIP No. 27032D304	13D	Page 34 of 36 pages

James W. Wilson	Partner of WP; Member and Managing Director of WP LLC
Daniel Zamlong	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**

*	New York limited partnership; primary activity is ownership interest in WP
**	Delaware limited partnership; primary activity is ownership interest in WP

CUSIP No. 27032D304	13D	Page 35 of 36 pages

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Saurabh Agarwal (1)	Member and Managing Director of WP LLC
Jonas Agesand (2)	Member and Managing Director of WP LLC
Gregory C. Baecher	Member and Managing Director of WP LLC; Partner of WP
Roy Ben-Dor	Member and Managing Director of WP LLC; Partner of WP
Damon Beyer	Member and Managing Director of WP LLC; Partner of WP
Anthony Robert Buonanno	Member and Managing Director of WP LLC; Partner of WP
Thomas Carella	Member and Managing Director of WP LLC; Partner of WP
Brian Chang	Member and Managing Director of WP LLC; Partner of WP
Ruoxi Chen	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (5)	Member and Managing Director of WP LLC
Mark M. Colodny	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Peter Deming	Member and Managing Director of WP LLC; Partner of WP
Yi Ding (4)	Member and Managing Director of WP LLC
Yilong Du (5)	Member and Managing Director of WP LLC
Min Fang (4)	Member and Managing Director of WP LLC
Adrienne Filipov	Member and Managing Director of WP LLC; Partner of WP
Max Fowinkel (3)	Member and Managing Director of WP LLC
Eric Friedman	Member and Managing Director of WP LLC; Partner of WP
Timothy F. Geithner	Member, Managing Director and President of WP LLC; Partner of WP
Stephanie Geveda	Member and Managing Director of WP LLC; Partner of WP
Steven G. Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
David Habachy	Member and Managing Director of WP LLC; Partner of WP
William Blake Holden	Member and Managing Director of WP LLC; Partner of WP
Edward Y. Huang	Member and Managing Director of WP LLC; Partner of WP
Faisal Jamil (6)	Member and Managing Director of WP LLC
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Chief Executive Officer of WP LLC; Managing General Partner of WP
Deborah Kerr	Member and Managing Director of WP LLC; Partner of WP
Robert B. Knauss	Member and Managing Director of WP LLC; Partner of WP
Amr Kronfol	Member and Managing Director of WP LLC; Partner of WP
Rajveer Kushwaha	Member and Managing Director of WP LLC; Partner of WP
Vishal Mahadevia	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
Harsha Marti	Member and Managing Director of WP LLC; Partner of WP
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Vishnu Menon	Member and Managing Director of WP LLC; Partner of WP
Piero Minardi (7)	Member and Managing Director of WP LLC
Henrique Muramoto (8)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Hoi Ying Ng (5)	Member and Managing Director of WP LLC
René Obermann (3)	Member and Managing Director of WP LLC
James O’Gara	Member and Managing Director of WP LLC; Partner of WP
Narendra Ostawal (1)	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
Andrew Park	Member and Managing Director of WP LLC; Partner of WP
Jeffrey Perlman	Member and Managing Director of WP LLC; Partner of WP
Flavio Porciani (3)	Member and Managing Director of WP LLC
Chandler Reedy	Member and Managing Director of WP LLC; Partner of WP
David Reis (3)	Member and Managing Director of WP LLC
John Rowan	Member and Managing Director of WP LLC; Partner of WP

CUSIP No. 27032D304	13D	Page36 of 36 pages

Justin L. Sadrian	Member and Managing Director of WP LLC; Partner of WP
Anish Saraf (1)	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
Adarsh Sarma	Member and Managing Director of WP LLC; Partner of WP
Viraj Sawhney (1)	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
John W. Shearburn	Member and Managing Director of WP LLC; Partner of WP
Leo Long Shi (4)	Member and Managing Director of WP LLC
Ashutosh Somani	Member and Managing Director of WP LLC; Partner of WP
David Sreter	Member and Managing Director of WP LLC; Partner of WP
Jeffrey Stein	Member and Managing Director of WP LLC; Partner of WP
Alexander Stratoudakis	Member and Managing Director of WP LLC; Partner of WP
Michael Thompson (6)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Zhen Wei (5)	Member and Managing Director of WP LLC
James W. Wilson	Member and Managing Director of WP LLC; Partner of WP
Bo Xu (4)	Member and Managing Director of WP LLC
Daniel Zamlong	Member and Managing Director of WP LLC; Partner of WP
Lei Zhang (4)	Member and Managing Director of WP LLC
Qiqi Zhang (4)	Member and Managing Director of WP LLC
Langlang Zhou (4)	Member and Managing Director of WP LLC
Lilian Zhu (4)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of India
(2)	Citizen of Sweden
(3)	Citizen of Germany
(4)	Citizen of China
(5)	Citizen of Hong Kong
(6)	Citizen of United Kingdom
(7)	Citizen of Italy
(8)	Citizen of Brazil

As of January 15, 2021